Monthly Report - August, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,313,020       15,747,277
Change in unrealized gain (loss) on open            4,833,905      (2,494,572)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          54,696           14,943
      Treasury obligations
Interest Income 			              146,187        1,039,258
Foreign exchange gain (loss) on margin deposits        11,323          785,427
				                 ------------    -------------
Total: Income 				           10,359,131       15,092,333

Expenses:
   Brokerage commissions 		              978,857        7,942,542
   Management fee 			               47,780          357,038
   20.0% New Trading Profit Share 	              229,932          248,284
   Custody fees 		       	                    0           21,189
   Administrative expense 	       	               97,457          792,856
					         ------------    -------------
Total: Expenses 		                    1,354,026        9,361,909
Net Income(Loss)			   $        9,005,105        5,730,424
for August, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (173,301.267    $     4,454,181    207,166,274    211,620,455
units) at July 31, 2017
Addition of 		 	              0        622,328        622,328
431.693 units on August 1, 2017
Redemption of 		 	              0    (2,951,248)    (2,951,248)
(2,393.146) units on  August 31, 2017*
Net Income (Loss)               $       214,133      8,790,972      9,005,105
for August, 2017
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2017
(171,393.166 units inclusive
of 53.352 additional units) 	      4,668,314    213,628,326    218,296,640
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2017 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       4.26% 	   1.98%  $    1,219.82	  150,558.450 $   183,653,522
Series 2       3.80% 	   3.95%  $    1,582.44	        0.000 $             0
Series 3       3.79% 	   4.08%  $    1,608.16	   17,571.160 $    28,257,237
Series 4       4.81% 	   6.40%  $    1,956.72	    3,263.556 $     6,385,881

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				September 13, 2017
Dear Investor:

Gains came primarily from long interest rate futures positions. Trading of stock index, grain, soft commodity and metal futures were also profitable. On the other hand, trading of foreign exchange forwards and energy futures were unprofitable, while trading of livestock futures was nearly flat.

Demand for interest rate futures was underpinned by indications--epecially at the Fed's Jackson Hole Meeting--that the Federal Reserve, ECB, Bank of England and Bank of Japan would move slowly on their plans to raise official rates, shrink balance sheets and reduce quantitative easing programs. Stubbornly low inflation and flight to safety buying following North Korea's provocations and the Barcelona terror attacks added to the demand. Consequently, long positions in German, French, Italian, British, U.S. and Japanese interest rate futures were profitable.

Stock prices were buffeted by conflicting forces during August. On the plus side, solid global growth, strong earnings and persistently accommodative monetary policies buoyed equity index futures. On the other hand, the negative influences of North Korea's belligerence, the Barcelona terror attack, the Charlottesville white supremacists' rally and its political aftermath, and Hurricane Harvey dampened investor demand. Long positions in U.S., British, Chinese, Hong Kong, Korean, and Taiwanese equity futures were profitable. Meanwhile, trading of European stock futures was unprofitable, and a short vix trade lost money as volatility increased.

USDA reports that drought conditions earlier this year had little impact on yields and that bumper U.S. harvests of corn and soybeans are expected, and news that Russia was expecting record wheat and corn harvests, all weighed on grain prices. Short corn, wheat and soybean positions were profitable.

Abundant supplies weighed on coffee, sugar and cocoa prices and short trades were profitable.

Metal trading was marginally profitable as the gains on long silver, gold and copper positions were somewhat greater than the losses on short aluminum, zinc, and nickel trades. In general, a weaker dollar, solid global growth and speculative demand underpinned metal prices. Aluminum prices were also boosted by Chinese moves to reduce capacity. Precious metals were underpinned by the North Korean and Barcelona events.

Energy prices moved in an uncorrelated fashion due to the disparate impacts of Hurricane Harvey on crude oil, crude products and natural gas. On balance, the loss on a short natural gas position marginally outweighed the gains on a long Brent crude trade, a short WTI crude trade and a short heating oil position.

Currency trading was unsettled during August. Losses on short U.S. dollar trades versus the currencies of New Zealand, Australia, Canada, and Japan marginally outpaced the profits from a long dollar/short pound sterling position and from short U.S. dollar trades versus the euro, Indian rupee and Turkish lira. Long euro positions relative to a number of other European currencies were also marginally unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman